Vanc Pharmaceuticals Inc.

(Formerly Nuva Pharmaceuticals Inc.)

Condensed Interim Consolidated Financial Statements

For The Three and Six Month Periods Ending December 31, 2014

(Unaudited - Expressed In Canadian Dollars)

NOTICE TO THE READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Financial Position As at December 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	December 31, 2014	June 30, 2014

ASSETS
Current Assets
Cash and Equivalents	$ 729,832	$ 295,377
Prepaid	-	2,500
Accounts Receivable (Note 4)	19,767	15,629
Inventory	225,000	-
	974,599	313,506

Equipment	28,966	30,912
Intellectual Property (Note 5)	476,000	476,000
Total Assets	1,479,565	820,418

LIABILITIES
Current Liabilities

Accounts Payable and Accrued Liabilities (Note 7)	$ 50,425	$ 124,343
Promissory Notes – Current Portion (Note 10)	-	32,978
	50,425	157,321

SHAREHOLDERS’ DEFICIT
Share Capital (Notes 11)	9,590,349	8,990,307
Reserves (Notes 11)	4,760,060	4,022,716
Deficit	(12,921,270)	(12,349,927)
	1,429,140	663,097
Total Liabilities & Shareholders’ Deficit	$1,479,565	$ 820,418

*See accompanying notes to the condensed interim consolidated financial statements

Going concern (Note 1)

Commitments (Note 15)

Subsequent events (Note 18)

Approved and authorized on Behalf of the Board of Directors on February 10, 2015

“ Eugene Beukman”

         “Amandeep Parmar”

Eugene Beukman, Director

Amandeep Parmar, Director

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Comprehensive Income / (Loss)

For The Three and Six Month Periods Ended December 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	Three Months Ended		Six Months Ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

	$	$	$	$
Expenses
Amortization	973	-	1,946	-
Bank Service Charges	330	1,208	637	1,615
Filling Fees and Transfer Agent	22,747	9,443	23,787	15,001
Foreign exchange	1,542	280	1,542	283
Investor Relations	10,000	-	25,000	-
Legal and Audit	2,969	7,559	4,415	16,876
Management & Consulting Fees	63,300	39,000	125,100	58,982
Office and Miscellaneous	25,796	10,406	33,123	10,902
Product Registration & Development	7,099	7,999	16,861	9,936
Professional Fees	7,675	31,459	17,707	38,888
Rent	8,100	-	18,000	-
Research	9,000	-	22,500	-
Stock based compensation	248,700	-	272,575	121,800
Travel	3,429	3,772	8,150	6,286
Total Expenses	410,118	111,126	571,343	281,034

Net Loss before Other Items	(410,118)	(111,126)	(571,343)	(281,034)

Other Items
Finance expense	-	-	-	-
Other Income	-	-	-	-
Net Gain/(Loss) on Liabilities Settled (Note 12)	-	-	-	19,110
	-	-	-	19,110
Comprehensive Income/(Loss) for the Period	(411,659)	(111,126)	(571,343)	(262,205)

Basis Earnings/(Loss) Per Share	(0.01)	(0.01)	(0.02)	(0.01)
Diluted Earnings/(Loss) Per Share	(0.00)	(0.01)	(0.00)	(0.01)
Weighted Average of Shares Outstanding	36,188,192	22,738,993	36,188,192	21,849,952

*See accompanying notes to the condensed interim consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Consolidated Statements of Changes In Equity

For The Six Month Period Ended December 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscriptions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Issued during year
For Cash	100,000	10,000	(10,000)	-	-	-	-
For Assets (Note 11)	3,400,000	306,000	-	-	-	-	306,000
Share issue cost	-	-	-	-	-	-	-
Warrant in placement	-	-	-		-	-	-
Share Subscriptions	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	121,800	-	121,800
Net comprehensive loss	-	-	-	-	-	(262,206)	(262,206)

Balance December 31, 2013	25,017,075	8,249,874	790,000	1,668,180	1,762,414	(11,878,186)	602,282

Balance June 30, 2014	36,767,074	8,990,307	-	2,090,747	1,931,969	(12,349,927)	663,097
Issued during year
For Cash	7,607,332	1,141,100	-	-	-	-	1,141,100
For Assets (Note 11)	-	-	-	-	-	-	-
Exercise of options	150,000	39,990		-	(24,990)	-	15,000
Share issue cost - Cash	-	(91,287)	-	-	-	-	(91,287)
Share issue cost - Warrants	-	(67,553)		67,533	-		-
Warrant in placement	-	(422,206)	-	422,206	-	-	-
Share Subscriptions	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	272,575	-	272,575
Net comprehensive loss	-	-	-	-	-	(571,343)	(571,343)

Balance December 31, 2014	44,524,406	9,590,349	-	2,580,506	2,179,554	(12,921,270)	1,429,140

*See accompanying notes to the condensed interim consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Condensed Interim Consolidated Statements of Cash Flow

For The Three and Six Month Periods Ended December 31, 2014 and 2013

(Unaudited - Expressed In Canadian Dollars)

	Three Months Ended		Six Months Ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

	$	$	$	$
Operating Activities:
Income/(Loss) and Comprehensive Income/(Loss)	(411,659)	(111,126)	(571,343)	(262,205)

Items Not Involving Cash
Amortization	973	-	1,946	-
Settlement of Current Liabilities	-	-	-	(19,110)
Stock based compensation	248,700	-	272,575	121,800
	(161,986)	(111,126)	(296,822)	(159,516)

Changes in Non-Cash Working Capital Items

(Increase)/Decrease in Accounts Receivable	(9,773)	(5,461)	(4,138)	4,202
(Increase)/Decrease in Prepaid	2,500	-	2,500	-
(Increase)/Decrease in Inventory	(225,000)	-	(225,000)	-
Increase in Accounts Payable and Accruals	(19,457)	(647)	(73,313)	(47,739)
	(251,730)	(6,108)	(299,951)	(43,537)
Investing Activities:

Equipment	-	(2,056)	-	(2,056)
	-	(2,056)	-	(2,056)
Financing Activities:

Proceeds from Private Placement	1,141,100	-	1,141,100	-
Exercise options	15,000	-	15,000	-
Share Issue Costs	(91,894)	-	(91,894)	-
Short Term Loans	-	-		(26,906)
Promissory Notes	(16,489)	(16,489)	(32,978)	(46,656)
	1,047,717	(16,489)	1,031,228	(73,562)

Increase/ (Decrease) in Cash	634,001	(135,779)	434,455	(278,670)
Cash, Beginning of Period	84,331	476,404	283,877	(619,295)
Cash, End of Period	718,332	340,625	718,332	340,625

Transactions Not Involving Cash
Shares for Debt Settlement	-	-	-	-
Shares for Assets (FerroHeme & Pedia Safe License)	-	-	-	306,000
Total	-	-	-	306,000

*See accompanying notes to the condensed interim consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

1.  NATURE OF OPERATIONS AND GOING CONCERN

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH” and is quoted on the OTC as “NUVPF”. The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to a former officer of the Company. On August 12, 2013 the Company again changed its name to Nuva Pharmaceuticals Inc. and subsequent to the year ended June 30, 2014, the Company changed its name to Vanc Pharmaceuticals Inc.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, Over-the-counter’s and generics.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. There are conditions and events, which constitute material uncertainties that may cast significant doubt on the validity of this assumption. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2015.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. During the three month period ended December 31, 2014, the Company was successful in raising $1,141,100 in private placements and has plans to raise additional capital in the subsequent year once raised reserves start to decrease.

In the event that cash flow from operations, if any, together with the proceeds from any future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2014 $	June 30, 2013 $
Comprehensive Income/(Loss)	(571,343)	(733,946)
Deficit	(12,921,270)	(12,349,926)
Working capital	924,174	156,185

2.  STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), including IAS 34, Interim Reporting.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on February 10, 2015.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely. Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset. Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions and Options granted:

Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants and options, risk free interest rate and dividend yield.

iii)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

iv)

Useful life of Equipment

The useful life of equipment is based on management estimates at the time of acquisition. The Company amortizes assets, using declining balance method, over the useful life of the asset. Estimates of residual values, useful lives and amortization methods are reviewed periodically by management. Any changes that arise from periodic reviews are accounted for and adjusted prospectively.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Vanc Marine Pharmaceuticals Inc. (Formerly “Nuva Therapeutics Corp.”). The subsidiary is an active company, of which the shares were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. The Company’s functional currency is Canadian dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and loss.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Purchase Warrants

The Company has adopted the Black Scholes Valuation model with respect to the measurement of warrants issued as private placement units. This method allocates the proceeds received based on the fair value of the warrants, with any remaining value greater than the warrant’s fair value being allocated to the common shares. The fair value attributed to the warrants is recorded as contributed surplus. When warrants are exercised, the value is transferred from contributed surplus to capital stock. If the warrants expire unexercised, the related amount remains in contributed surplus.

Earnings/(Loss) per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all years presented, the income/(loss) attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income/(loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income / (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the

•

deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company classifies its financial instruments as follows:

Cash and equivalents	Fair value through profit and loss
Accounts Receivable	Loans and receivables
Accounts Payable and Accrued Liabilities	Other Financial Liability
Promissory Notes	Other Financial Liability
Short Term Loans	Other Financial Liability

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of comprehensive income/(loss) during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive income/(loss).

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture equipment and leasehold, is amortized at 30%.

Intangible Assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the life of 99 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

Changes in significant accounting policies and adoption of new accounting standards

The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after July 1, 2013.

i)

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IAS 27, Consolidated and Separate Financial Statements and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures to align with the new consolidation guidance.

ii)

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity. The Company may be subject to joint arrangements in the future upon fulfilling the terms to acquire its 70% interest in the Moss Mine.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)

IFRS 13, Fair Value Measurement, is a comprehensive new standard for fair value measurement and disclosure across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price.

Future accounting policy changes issued but not yet in effect

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21, however it does not expect the implementation of this standard to have a material impact on its consolidated financial statements.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2018. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in calendar 2014.

4.  ACCOUNTS RECEIVABLE

	December 31, 2014 $	June 30, 2014 $
Other Receivables	-	1,428
Value Added Tax (GST / HST)	19,767	14,201
	19,767	15,629

There is no issue with regards to collectability of the balance of Accounts Receivable that is made up of GST receivable as it is an outstanding amount to be received from the Canada Revenue Agency.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

5. EQUIPMENT

		Furniture &	Leasehold
	Computers	Equipment	Improvements	Total
Cost
Balance June 30, 2014	$ 1,702	$ 5,976	$ 24,182	$ 31,912
Additions	-	-	-	-
Balance Dec 31, 2014	1,702	5,976	24,182	31,984

Amortization
Balance June 30, 2014	(116)	(353)	(604)	(1,073)
Depreciation	(233)	(756)	(832)	(1,821)
Balance Dec 31, 2014	(349)	(1,109)	(1,436)	(2,894)
NBV June 30, 2014	1,586	5,747	23,578	30,912
NBV December 31, 2014	$ 1,353	$ 4,867	$ 22,746	$ 28,966

6.  INTELLECTUAL PROPERTY

	December 31, 2014 $	June 30, 2014 $
Pedia Safe License	170,000	170,000
FerroHeme	306,000	306,000
	476,000	476,000

On September 05, 2013, Vanc Pharmaceuticals Inc. announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company. The fair value of these shares was measured at $306,000. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, Vanc Pharmaceuticals Inc. announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in the subsequent year. Amortization on the intangible assets will commence once the Pedia-Safe Polyvitamin Drops are in commercial production.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company. The fair value of these shares was measured at $170,000. This transaction did not result in a change of control or in the creation of new insiders.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014 $	June 30, 2014 $
Accounts Payable	50,425	110,343
Accruals (Audit Fees)	-	14,000
	50,425	124,343

8.  SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012. The scheduled sponsorship payments per the sponsorship agreement were in default. At June 30, 2012, the total outstanding sponsorship liability was $875,000. The Company had been unable to pay the remaining $875,000 that was owed to the Canadian Olympic Committee (“the COC”) under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability has been assigned by the COC to a third party.

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at a value of $0.05 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of December 31, 2014, there are 3,206,250 shares held in Escrow.

9.  PROMISSORY NOTES

	Dec 31, 2014 $	June 30, 2014 $
Related Parties – Current	-	32,978
Non-related Parties	-	-
Promissory Notes - Current	-	32,978
Related Parties – Non-current	-	-
Total Promissory Notes	-	32,978

On December 23, 2013, the related parties signed a revised agreement. Under the new payment schedule, the total related party promissory note debt is due on October 1, 2014.

During the year ended June 30, 2014, the Company repaid a financial loan in the net amount of $12,500 from the non-related party and $67,133 to the related parties.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY

a)

Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the three month period ended December 31, 2014, the Company issued 7,607,332 shares through a private placement. At December 31, 2014, there were 44,524,406 shares (June 30, 2013 – 36,767,074 shares) issued and outstanding.

Private Placements

i)

On December 10, 2014 the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100.

Each Unit consists of one (1) common share and one half (1/2) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share on or before December 10, 2015 at a price of CDN$0.25 per Common Share.

In accordance with the policies of the TSX Venture Exchange, Finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants

Securities are subject to a 4 month hold period that expires on April 11, 2015. Proceeds from the Offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

The fair value of the warrants issued in the placement and to agents estimated using the Black-Scholes option pricing model using the following parameters was $489,759.

December 2014
Dividend yield	-
Expected volatility	155.27%
Risk free interest rate	1.37%
Expected average term	1 years

ii)

On April 08, 2014 the Company closed a non-brokered Private Placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twelve (12) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered Private Placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY (continued)

In accordance with the policies of the TSX Venture Exchange, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following parameters was $375,000.

April 2014
Dividend yield	-
Expected volatility	201.52%
Risk free interest rate	1.07%
Expected average term	1 -2 years

iii)

On September 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants.

The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of September 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share. Of these shares, 10,687,500 were subjected to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 8) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013 $	Shares
COC Assignment Sept. 12, 2012	875,000	10,687,500
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600
	935,300	11,257,395

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY (continued)

Shares issued for assets

On September 20, 2013, the TSX-V approved a License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company to the shareholders of Canagen.  The fair value of these shares was measured at $306,000. This transaction did not result in a change of control.

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 Common Shares of the Company. This transaction did not result in a change of control.

b)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes is presented below:

	December 31, 2014		Year Ended June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	2,250,000	-	-	-
Options issued	200,000 (v)	$0.10	1,400,000 (i)	$0.10
Options issued	25,000 (vi)		1,000,000 (ii)	$0.10
Options issued	150,000 (vii)		800,000 (iii)	$0.13
Options exercised	(150,000)(Viii)
Options issued	1,200,000(ix)
Options canceled	-		(950,000) (iv)	$0.10
Ending Balance
	3,675,000	$0.14	2,250,000	$0.10
Exercisable	3,275,000	$0.14	1,650,000	$0.10

(i)

In September 2013, a total of 1,400,000 options were issued to Directors and Consultants of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.083 each or $116,633 using the Black – Scholes method and the following parameters.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY (continued)

(ii)

In February 2014, a total of 1,000,000 options were issued to an Officer of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.12 each or $120,441 using the Black – Scholes method and the following parameters

(iii)

On May 08, 2014 a total of 400,000 options having a life of 5 years and an exercise price of $0.13 were issued to Directors, vesting 25% on the date of grant and every 6 months thereafter. The options were valued at $0.187 each or $74,922 using the Black – Scholes method and the following parameters.  As  at  June  30,  2014,  $28,703  has  been  recognized  as  Stock-based compensation.

In addition on May 08, 2014, 400,000 options having a life of two years, an exercise price of $0.13, and the vesting term of 25% on the date of grant and every 6 months thereafter were granted to investor relations consultants. The options were valued at $0.17 each or $66,767 using the Black – Scholes method and the following parameters. As at June 30, 2014, $25,579 has been recognized as Stock-based compensation.

(iv)

During the year ended June 30, 2014 a total of 950,000 options issued in September 2013 at $0.10 were canceled.

(v)

On July 25, 2014 200,000 options were issued to an officer of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.109 using the Black-Scholes method and the following parameters.

(vi)

On September 15, 2014 the Company issued 25,000 options to a consultant for five years with an exercise price of $0.10 and a hold until February 01, 2015

(vii)

On November 08, 2014 150,000 options vested and on November 14, 2014 150,000 options were granted for 5 years with an exercise price of $0.15.

(viii)

On December 15, 2014 150,000 director options were exercised.

(ix)

On December 18, 2014 1,200,000 options were granted for 5 years with an exercise price of $0.20.

	Dec. 2014	Nov. 2014	Sept. 2014	July 2014	May 2014	Feb. 2014
Dividend yield	5	0%	0%	0%	0%	0%
Expected volatility	151.93%	161.91	156.3	179.04%	155.21-177.52%	152.70%
Risk free interest rate	1.34%	1.46%	1.66%	1.05%	1.07-1.65%	1.69%
Expected average term	5 years	5 years	5 years	5 years	2-5 years	5 years

(x)

The weighted average life of options is 4.631years.

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below:

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY (continued)

	Warrants (1)	Warrants @ $0.13 (2)	Warrants @ $0.30 (3)	Warrants @ $0.25 (4)	Total
June 30, 2013	8,000,000	-	-		8,000,000
Canceled	(250,000)				(250,000)
Issued in PP		2,000,000	1,750,000		3,750,000
Finders	-	120,000	180,000		300,000
June 30, 2014	7,750,000	2,120,000	1,930,000	-	11,800,000
Issued in PP				3,803,666	3,803,666
Finders				608,586	608,586
December 31, 2014	7,750,000	2,120,000	1,930,000	4,412,252	16,212,252

(1)

Exercisable at a price of $0.30 per warrant until June 12, 2014 and at $0.40 until June 12, 2015, and at $0.50 until June 12, 2016, granted pursuant to a private placement.

(2)

Exercisable at $0.13 until April 08, 2016

(3)

Private Placement exercisable at $0.13 until April 08, 2016; Finders at $0.30 April 08, 2015

(4)

Exercisable at $0.15 until December 10, 2015.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	December	June 30, 2014	June 30, 2013
Dividend yield	-	0%	0%
Expected volatility	155.27%	190%	128%
Risk free interest rate	1.37%	1.07%	1.08%
Expected average term	1 years	1.48 years	3 years

d)

Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	December 31, 2014	June 30, 2014
Beginning Balance	$ 2,090,747	$ 1,668,180
Private Placement + agent	489,759	422,567
Ending Balance	$ 2,580,506	$ 2,090,747

•

On April 27, 2014 560,000 warrants expired, unexercised.

•

On September 7, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired.

•

Weighted average exercise price is $0.34 as at September 30, 2014.

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

10.  SHAREHOLDERS’ EQUITY (continued)

	December 31, 2014	June 30, 2014
Beginning Balance	$ 1,931,969	$ 1,640,614
Options Granted	272,575	291,355
Options exercised	(24,990)
Ending Balance	$ 2,179,554	$ 1,931,969

11.  RELATED PARTY TRANSACTIONS

a)

During the six month period ended December 31, 2014, the Company was invoiced by officers and directors, the Company incurred management fee of $60,000 to Arun Nayyar (June 30, 2014 - $78,333), management/consulting fees of $nil (June 30, 2014 - $9,000) to Tom Kennedy and $6,000 (June 30, 2013 - $26,380) to Eugene Beukman.

b)

During the six month period ended December 31, 2014, the Company paid $5,085 (June 30, 2014 - $26,620) for accounting fees to a company owned by the CFO, Jamie Lewin.

c)

During the six month period ended December 31, 2014, the following received stock options valued at: CEO, Arun Nayyar $142,400 (June 30, 2014 - $120,440), former CFO and Director, Jamie Lewin $nil, Directors Tom Kennedy $nil and Eugene Beukman $73,200 (June 30, 2014 - $24,990), Sina Pirooz $nil (June 30, 2014 - $10,764) and Michael Bianco $nil (June 30, 2014 - $17,939) CFO and Director Arun Parmar $54,900 (June 30, 2014 - $nil).

d)

During the six month period ended December 31, 2014, the Company incurred $4,500 of rent (June 30, 2014 - $9,530) and $1,500 of automobile expenses (June 30, 2014 - $2,647) to Arun Nayyar.

e)

As of December 31, 2014, the Company owed $nil to the former CEO, Terry Owen (June 30, 2014 - $26,375) in addition to the promissory note (Note 10).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

12.  CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and equivalents in the definition of capital, which totaled 2,158,972 (June 30, 2014 – $958,474). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

13.  COMMITMENTS

Lease commitments - The Company has entered into contracts for leased premises, which expire in 2017. Total future minimum lease payments (net of sub-lease arrangement) under these contracts are as follows:

Within 1 year	$29,520
2 years	$26,400
55,920

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, accounts receivable, accounts payable and accrued liabilities, short term loans and promissory notes. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and equivalents and accounts receivables. The Company’s cash and equivalents are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivables, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits and accounts receivables as minimal.

b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

As at December 31, 2014, the Company’s financial liabilities were comprised of accounts payable of $50,425.

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a  result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities as of December 31, 2014.

d)

Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

iii)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, carrying amounts approximate fair value due to their short-term maturity;

iv)

The fair value of promissory notes payable approximate their carrying value as their effective interest rates approximate current market rates;

v)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

Fair Value at December 31, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and equivalents	$ 729,832	$ -	$ -

Fair Value at June 30, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and equivalents	$ 295,377	$ -	$ -

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Condensed Interim Consolidated Financial Statements

For The Six Month Period Ended December 31, 2014 and 2013

14.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

15.  INCOME TAXES

The Company has non capital loss carry forwards of approximately $9,600,805 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2015	542,107
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	519,905
TOTAL	9,600,805

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.